
August 19, 2021

Harry Sloan
Chief Executive Officer
Soaring Eagle Acquisition Corp.Corp.
955 Fifth Avenue
New York, NY 10075

      Re: Soaring Eagle Acquisition Corp.
          Registration Statement on Form S-1
          Filed August 11, 2021
          File No. 333-258712

Dear Mr. Sloan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Jonathan Rochwarger, Esq.